UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.

One South Jersey Plaza
Folsom, NJ 08037

Securities registered pursuant to Section 12(b) of the Act (Title of each class): Common Stock
Trading Symbol: SJI
Name of exchange on which registered: New York Stock Exchange

South Jersey Industries, Inc.

401(K)Plan

Financial Statements as of December 31, 2018
and 2017, and for the Year Ended December 31,
2018, and Supplemental Schedules as of
December 31, 2018, and Report of Independent
Registered Public Accounting Firm

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Plan Administrator and Participants
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Schedule H (Form 5500), Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 and Schedule H (Form 5500), Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan's auditor since 2015.

New York, New York
June 28, 2019

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

ASSETS	2018	2017
Cash	$75	$—
INVESTMENTS - AT FAIR VALUE:
Money Market Fund	158,877	123,053
South Jersey Industries, Inc. Common Stock	91,386,581	106,483,093
Mutual Funds	80,650,527	54,896,308
Pending Settlement Funds	213	22,587
Common/Collective Trust	16,198,032	11,456,121
Total Investments, at fair value	188,394,230	172,981,162
RECEIVABLES:
Participants Contributions	368,838	200,637
Employer Contributions	106,113	1,045,651
Accrued Investment Income	17,522	14,649
Notes Receivable from Participants	3,297,743	2,132,248
Total Receivables	3,790,216	3,393,185
NET ASSETS AVAILABLE FOR BENEFITS	$192,184,521	$176,374,347

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018

ADDITIONS:
Investment Income (Loss):
Dividend and Interest Income	$11,407,351
Net Depreciation in Fair Value of Investments	(25,517,441)

Net Investment Loss	(14,110,090)

Contributions:
Participant Contributions	7,067,017
Participant Rollover Contributions	37,950,377
Employer Contributions	3,403,537

Total Contributions	48,420,931

Total Additions	34,310,841

DEDUCTIONS:
Benefits Paid to Participants	18,468,149
Administrative Fees	32,518

Total Deductions	18,500,667

Net Increase	15,810,174

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	176,374,347

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$192,184,521

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for the complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees, and part-time employees who have one or more years of service, of South Jersey Industries, Inc. and Subsidiaries (“SJI” or the “Company”), as well as certain employees of an affiliate (participating employer). The Trust Committee Appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Bank of America, N.A. ("Trustee") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Enrollment – All newly hired employees are automatically enrolled into the Plan at a 3% deferral rate. The deferral rate automatically increases by an additional 1% annually until the deferral rate equals 8%. Participants may change the contribution rate prospectively at any time.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation up to the maximum allowed by the Internal Revenue Service ("IRS"), excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. Participants may make after-tax Roth contributions in conjunction with their pretax contributions up to 75% of their compensation up to the maximum allowed by the IRS, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

50% of the first 6% of salary deferral contributions

•	Non-union employees hired before 7/1/2003

•	Local 95 and Local 76 union employees hired before 11/4/2004

•	Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

•	Non-union employees hired on or after 7/1/2003

•	Local 95 and Local 76 union employees hired on or after 11/4/2004

•	Local 1293 union employees hired on or after 12/17/2004

•	South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year up to a maximum of forty hours, as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  Additional year-end contributions of $2,000 for participants with 10 years or less of service, and $2,500 for participants with more than 10 years of service are made.

Effective July 1, 2018, the Company acquired Elizabethtown Gas Company and Elkton Gas Company. Each year, Elizabethtown Gas Company Local 24 union participants may contribute, up to the maximum allowed by the IRS, their base salary (not including premiums), plus overtime, commissions and bonuses (not including retention bonuses), to the Plan. Elizabethtown Gas Company and Elkton Gas Company non-union participants may contribute, up to the maximum allowed by the IRS, their base salary or wages to the Plan each year. Employee contributions are matched as follows:

•	For Elizabethtown Gas Company Local 424 employees hired before 1/1/2003, 65% of salary deferral contributions up to 8% of compensation

•
For Elizabethtown Gas Company Local 424 employees hired on or after 1/1/2003, 100% of the first 3% of salary deferral contributions, plus 75% on the next 3% but not in excess of 6% of employee's compensation

•	For Elizabethtown Gas Company and Elkton Gas Company non-union employees hired prior to 7/1/2018, 100% of the first 4% of salary deferral contributions, plus 55% on the next 2%

•	For Elizabethtown Gas Company and Elkton Gas Company non-union employees hired on or after 7/1/2018, 50% of the first 8% of salary deferral contributions

Elizabethtown Gas Company union employees hired on or after 1/1/2013 receive an employer contribution for the plan year equal to 1.5% of compensation.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain Internal Revenue Code ("IRC") limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Rollover Contributions - Rollover contributions included in participant contributions in the statement of changes in net assets available for benefits amounted to $37,950,377 for the year ended December 31, 2018. The significant amount of rollover contributions during 2018 was primarily due to the addition of Elizabethtown Gas Company and Elkton Gas Company as participating Employers in the Plan (see "Plan Amendments" below). The amount of rollover contributions from Elizabethtown Gas Company and Elkton Gas Company employees during 2018 totaled $36,325,412.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings (losses), and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan, including the option to self-direct their Company match.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service. Elizabethtown Gas Company and Elkton Gas Company employees are 100% vested in all amounts credited to their Southern Company ESP accounts that were transferred into the Plan.

Notes Receivable From Participants – Participants may borrow from their fund accounts a minimum balance of $1,000 up to a maximum of $50,000 or 50% of their vested (excluding Tax Reduction Act Stock Ownership Plan Contributions) account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years for general purpose loans and up to ten years for primary residence loans. With regard to the Elizabethtown Gas Company and Elkton Gas Company acquisition, 93 participants rolled their existing loans into the Plan during 2018.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest, excluding rollover contributions, is less than $5,000, in which case the funds are automatically distributed to the participant at year-end. In addition, the plan allows for the following in-service withdrawals:

•Withdrawal of Dividends on South Jersey Common Stock
• Withdrawal of Rollover Account
• Age 59 ½ Withdrawals
• Withdrawal of Total Savings Contribution Account by Vested Participant
• Withdrawal of Total Savings Contribution Account by Non-Vested Participant
• Partial Withdrawals of Savings Contribution Account by Vested Participant
• Hardships Distributions and Loans

Forfeited Accounts – Forfeiture of nonvested amounts are used to reduce Company contributions and Plan expenses. Amounts forfeited during the years 2018 and 2017 totaled $60,359 and $45,685, respectively. Forfeited amounts were used in 2018 and 2017 to fund employer contributions in the amount of $31,000 and $13,829, respectively. The forfeiture account balance as of December 31, 2018 and 2017 was $61,249 and $31,890, respectively.

Plan Amendments – There were two Plan amendments in 2018 and one Plan amendment in 2017. On May 1, 2018, the Plan increased employer contributions for union and non-union members based on service time. On December 12, 2018, retroactive to July 1, 2018, the Plan was amended to (1) add Elizabethtown Gas Company and Elkton Gas Company as participating Employers in the Plan and (2) add the grandfathered provisions of certain employees of Elizabethtown Gas Company and Elkton Gas Company. This amendment occurred as a result of SJI acquiring Elizabethtown Gas Company and Elkton Gas Company on July 1, 2018. On September 25, 2017, retroactive to January 1, 2016, the Plan amended provisions to clarify which Plan contributions are eligible for participant loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2018 and 2017, are investments in Company common stock amounting to approximately $91.4 million and $106.5 million, respectively, whose value could be subject to change based upon market conditions.

Investment Valuation - The Plan’s investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund - Valued at the net asset value (“NAV”) of the shares held by the Plan at year end.  The Plan’s investment in the money market fund can be redeemed immediately at the current NAV per share.  There were no unfunded commitments as of December 31, 2018 and 2017.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year, which was $27.80 and $31.23 per share at December 31, 2018 and 2017, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

Mutual funds: Valued at unadjusted quoted price which represents the NAV of the shares held by the Plan at year end.

Common/Collective trusts: The Plan invests in the Invesco Stable Value Retirement Trust Fund, which is a collective trust that consists primarily of synthetic guaranteed investment contracts, which are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value. Investments in common/collective trust funds are reported at NAV, which is used as a practical expedient to estimate fair value in the statements of net assets available for benefits.

Certain events limit the ability of the Invesco Stable Value Retirement Trust to transact at contract value with the issuer. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, and tax disqualification of a trust. In addition, there are certain events that would permit a wrapper contract issuer to terminate a contract upon short notice. Such events include the loss of qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions. The Plan administrator does not believe that the occurrence of any such event is probable.
The Plan is required to give 24 month irrevocable written notice of its intention to redeem all or a portion of its participation in the Invesco Stable Value Retirement Trust Fund. The Plan has no unfunded commitments with the Invesco Stable Value Retirement Trust Fund as of December 31, 2018 and 2017.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document. The Plan has a revenue sharing agreement with the Trustee for the reimbursement of Plan expenses.  Revenue earned from this agreement is used to pay Plan expenses.  Any excess revenue over the Plan expenses during the year form part of the Plan assets as ERISA Spending Budget Account (“ESBA”) and will be used to pay future Plan expenses.  During the year ended December 31, 2018, $777 was earned from this agreement and $26,847 was used to pay Plan-related expenses. As of December 31, 2018, the ESBA has a balance of $61.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There was $2,033 of benefit payments allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2018. There were no such amounts at December 31, 2017.

New Accounting Pronouncements – There have been no new accounting pronouncements issued during 2017 or 2018 that impact the Plan.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Investments in the fair value hierarchy:
Common Stock	$91,386,581	$91,386,581	$—	$—
Mutual Funds	80,650,527	80,650,527	—	—
Pending Settlement Funds	213	213	—	—
Total investments in the fair value hierarchy	$172,037,321	$172,037,321	$—	$—
Investments at NAV*
Money Market Fund	$158,877
Common/Collective Trust	16,198,032
Total Investments, Fair Value	$188,394,230

	Assets at Fair Value as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Investments in the fair value hierarchy:
Common Stock	$106,483,093	$106,483,093	$—	$—
Mutual Funds	54,896,308	54,896,308	—	—
Pending Settlement Funds	22,587	22,587	—	—
Total investments in the fair value hierarchy	$161,401,988	$161,401,988	$—	$—
Investments at NAV*
Money Market Fund	$123,053
Common/Collective Trust	11,456,121
Total Investments, Fair Value	$172,981,162

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended and permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

    Transfers between different levels of the fair value hierarchy may occur based on the level of observable inputs used to value the instruments from period to period. For the years ended December 31, 2018 and 2017, there were no transfers in or out of Levels 1, 2, or 3.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch Investment Managers previously merged with BlackRock, Inc.  As such, transactions in BlackRock funds qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management and recordkeeping services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for administration services were $32,518 for the year ended December 31, 2018.

At December 31, 2018 and 2017, the Plan held 3,287,287 and 3,409,641 shares, respectively, of common stock of the Company, the sponsoring employer. During the years ended December 31, 2018 and 2017, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $3,776,177 and $3,748,040, respectively.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

6.	FEDERAL INCOME TAX STATUS

The Company received a favorable determination letter dated June 23, 2014, which stated the Plan and related trust was designed in accordance with the applicable regulation of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	LATE REMITTANCE

During the Plan years ended December 31, 2018 and 2017, certain participant contributions and loan repayments in the amount of $2,274,105 and $670,048, respectively, were not remitted within the appropriate time period by SJI. These transactions constitute prohibited transactions as defined by ERISA. SJI is taking the appropriate steps to correct the situation, and is implementing procedures to monitor that all future remittances are done within the prescribed time period. The 2017 late remittances were corrected outside of a Voluntary Fiduciary Correction Program (VFCP) during the Plan year ended December 31, 2018. See Page 11 for the Schedule H (Form 5500), Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018.

8.	SUBSEQUENT EVENTS

The plan has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures stated herein.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H (FORM 5500), PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018
EIN: 22-1901645
PLAN NO. 002

	Identity of Party Involved	Description of Asset	Investment Type	Cost	Current Value
*	Bank of America, N.A.	Money Market Fund	Money Market Fund	**	$158,877
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock	**	91,386,581
	Invesco	Invesco Stable Value Retirement Trust Fund	Common/Collective Trust	**	16,198,032
*	BlackRock	BlackRock Equity Dividend Fund I	Mutual Fund	**	4,904,453
	Dreyfus	Dreyfus International Bond Fund I	Mutual Fund	**	1,009,317
	First Eagle Global	First Eagle Global Fund I	Mutual Fund	**	2,007,041
	Franklin	Franklin Small Cap Value Fund Class A	Mutual Fund	**	2,383,545
	Franklin	Franklin Total Return Fund A	Mutual Fund	**	5,613,901
	Harbor	Harbor International Fund I	Mutual Fund	**	8,791,712
	Invesco	Invesco International Growth Fund A	Mutual Fund	**	4,273,098
	Invesco	Invesco Van Kampen Mid Cap Growth Fund R5	Mutual Fund	**	3,861,760
	Pioneer	Pioneer Bond Fund	Mutual Fund	**	11,653,818
	Prudential	Prudential Jennison Small Company Fund	Mutual Fund	**	4,343,330
	Standard and Poor's	Ishares S&P 500 Fund	Mutual Fund	**	7,722,133
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	**	5,413,942
	Vanguard	Vanguard Growth Fund	Mutual Fund	**	5,972,853
	Vanguard	Vanguard Index Fund	Mutual Fund	**	4,926,807
	Wells Fargo	Wells Fargo Advantage Special Mid Cap Value I Fund	Mutual Fund	**	7,772,817
*	Bank of America, N.A.	Pending Settlement Fund		**	213
*	Plan Participants	Participant Loan Fund
		Maturing at various dates through 2028 Interest rates of 4.25-6.25%	Loans	-	$3,297,743

				**	$191,691,973
*	Indicates party-in-interest to the Plan, as defined by ERISA.
**	Cost information is not required for participant-directed investments and therefore is not included.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
SCHEDULE H (FORM 5500), LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2018
EIN: 22-1901645
PLAN NO. 002

Year ended December 31, 2018
Participant Contributions Transferred Late to Plan					Total Fully Corrected Under VFCP and PTE 2002‑51 **
		Total That Constitutes Nonexempt Prohibited Transactions
		Contributions Not Corrected	Contributions Corrected Outside VFCP *	Contributions Pending Correction in VFCP *
Participant loan repayments are included: (Yes/No)
Yes
2018	$2,274,105	$2,274,105	$—	$—	$—
2017	$670,048	$—	$670,048	$—	$—

* Voluntary Fiduciary Correction Program

**Prohibited Transaction Exemption 2002-51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

Date: June 28, 2019	By:	/s/ Ann T. Anthony
Ann T. Anthony
Chair, Trust Committee
Vice President & Treasurer - South Jersey Industries, Inc. and South Jersey Gas Company
South Jersey Industries, Inc.